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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 648,171
9. Sole Dispositive Power
10. Shared Dispositive Power 648,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 50047H201	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 648,171
8. Shared Voting Power
9. Sole Dispositive Power 648,171
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 50047H201	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 648,171
8. Shared Voting Power
9. Sole Dispositive Power 648,171
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50047H201	Page 7 of 10 Pages

This Amendment No. 5 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008 (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008 with respect to the Initial Filing, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on December 30, 2008 with respect to the Initial Filing, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on January 2, 2009 with respect to the Initial Filing, and as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on January 30, 2009 with respect to the Initial Filing (the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the second and third paragraphs:

“On February 20, 2009 and March 6, 2009, the Fund transmitted two letters concerning the Issuer’s financing process to one of the Issuer’s directors, Mark Zesbaugh; these letters are attached hereto as Exhibits 10 and 11. On March 11, 2009, the Fund issued a press release, attached hereto as Exhibit 12, regarding a letter that the Fund transmitted to Mr. Zesbaugh on that date concerning the Issuer’s financing process; this letter is attached hereto as Exhibit 13.”

2. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of March 11, 2009, 648,171 shares of the Common Stock, representing approximately 10.0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of March 11, 648,171 shares of the Common Stock, representing approximately 10.0% of such class of securities. These percentages of beneficial ownership are based on a total of 6,511,991 shares of the Common Stock outstanding as of March 3, 2009, as reported in preliminary proxy statement on Schedule 14A filed by the Issuer on March 3, 2009.”

3. The first clause of Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from April 17, 2008 (the date 60 days prior to the event which required the initial filing of this statement) to March 11, 2009:”

4. Item 7 of the Schedule 13D shall hereby be amended by adding Exhibits 10, 11, 12 and 13 as follows:

“Exhibit 10 Letter from Mill Road Capital, L.P. to Mark Zesbaugh dated February 20, 2009.”

“Exhibit 11 Letter from Mill Road Capital, L.P. to Mark Zesbaugh dated March 6, 2009.”

CUSIP No. 50047H201	Page 8 of 10 Pages

“Exhibit 12 Press release entitled “10% Shareholder Deems Kona Sweetheart Deal to Chairman’s Father Unfair” issued by Mill Road Capital, L.P. on March 11, 2009.”

“Exhibit 13 Letter from Mill Road Capital, L.P. to Mark Zesbaugh dated March 11, 2009.”

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 50047H201	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 11, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

CUSIP No. 50047H201	Page 10 of 10 Pages

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact